June 27, 2016	Registration Statement Nos. 333-209682 and 333-209682-01; Rule 424(b)(2)
JPMorgan Chase Financial Company LLC
 Structured Investments
$37,000
Buffered Digital Notes Linked to the S&P 500® Low Volatility High Dividend Index due June 28, 2019
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co
•         The notes are designed for investors who seek a fixed return of 31.50% if the Final Value of the S&P 500® Low Volatility High Dividend Index is greater than or equal to the Initial Value.
•         Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal amount at maturity.
•         The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co.  Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•         Minimum denominations of $1,000 and integral multiples thereof
•         The notes priced on June 27, 2016 and are expected to settle on or about June 30, 2016.
•         CUSIP: 46646EFU1

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$3.9189	$996.0811
Total	$37,000	$145	$36,855
(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers.  These selling commissions will vary and will be up to $6.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $975.00 per $1,000 principal amount note.  See “The Estimated Value of the Notes” in this pricing supplement for additional information.
The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement no. 351 to product supplement no. 4-I dated April 15, 2016, underlying supplement no. 1-I dated April 15, 2016 and the prospectus and prospectus supplement, each dated April 15, 2016

Key Terms

Issuer: JPMorgan Chase Financial Company LLC
Guarantor: JPMorgan Chase & Co.
Index: The S&P 500® Low Volatility High Dividend Index (Bloomberg ticker: SP5LVHD)
Contingent Digital Return: 31.50%
Contingent Buffer Amount: 25.00%
Pricing Date: June 27, 2016
Original Issue Date (Settlement Date): On or about June 30, 2016
Observation Date*: June 25, 2019
Maturity Date*: June 28, 2019
* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:
If the Final Value is greater than or equal to the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Contingent Digital Return)
If the Final Value is less than the Initial Value by up to the Contingent Buffer Amount, you will receive the principal amount of your notes at maturity.
If the Final Value is less than the Initial Value by more than the Contingent Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return)
If the Final Value is less than the Initial Value by more than the Contingent Buffer Amount, you will lose more than 25.00% of your principal amount at maturity and could lose all of your principal amount at maturity.
Index Return:
(Final Value – Initial Value)
 Initial Value
Initial Value: The closing level of the Index on the Pricing Date, which was 6,091.842
Final Value: The closing level of the Index on the Observation Date

PS-1 | Structured Investments Buffered Digital Notes Linked to the S&P 500® Low Volatility High Dividend Index

Hypothetical Payout Profile

The following table illustrates the hypothetical total return at maturity on the notes linked to a hypothetical Index.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below assume the following:
•	an Initial Value of 100.00;
•	a Contingent Digital Return of 31.50%; and
•	a Contingent Buffer Amount of 25.00%.
The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value.  The actual Initial Value is the closing level of the Index on the Pricing Date and is specified under “Key Terms — Initial Value” in this pricing supplement.   For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this pricing supplement.
Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table have been rounded for ease of analysis.
Final Value	Index Return	Total Return on the Notes	Payment at Maturity
165.00	65.00%	31.50%	$1,315.00
150.00	50.00%	31.50%	$1,315.00
140.00	40.00%	31.50%	$1,315.00
130.00	30.00%	31.50%	$1,315.00
120.00	20.00%	31.50%	$1,315.00
110.00	10.00%	31.50%	$1,315.00
105.00	5.00%	31.50%	$1,315.00
102.50	2.50%	31.50%	$1,315.00
100.00	0.00%	31.50%	$1,315.00
95.00	-5.00%	0.00%	$1,000.00
90.00	-10.00%	0.00%	$1,000.00
80.00	-20.00%	0.00%	$1,000.00
75.00	-25.00%	0.00%	$1,000.00
74.99	-25.01%	-25.01%	$749.90
70.00	-30.00%	-30.00%	$700.00
60.00	-40.00%	-40.00%	$600.00
50.00	-50.00%	-50.00%	$500.00
40.00	-60.00%	-60.00%	$400.00
30.00	-70.00%	-70.00%	$300.00
20.00	-80.00%	-80.00%	$200.00
10.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

PS-2 | Structured Investments Buffered Digital Notes Linked to the S&P 500® Low Volatility High Dividend Index

How the Notes Work

Upside Scenario:
If the Final Value is greater than or equal to the Initial Value, investors will receive at maturity the $1,000 principal amount note plus a fixed return equal to the Contingent Digital Return of 31.50%.
•	If the closing level of the Index increases 10.00%, investors will receive at maturity a 31.50% return, or $1,315.00 per $1,000 principal amount note.
•	If the closing level of the Index increases 40.00%, investors will receive at maturity a 31.50% return, or $1,315.00 per $1,000 principal amount note, which is the maximum payment at maturity.
Par Scenario:
If the Final Value is less than Initial Value by up to the Contingent Buffer Amount of 25.00%, investors will receive at maturity the principal amount of their notes.
Downside Scenario:
If the Final Value is less than the Initial Value by more than the Contingent Buffer Amount of 25.00%, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value.
•	For example, if the closing level of the Index declines 60.00%, investors will lose 60.00% of their principal amount and receive only $400.00 per $1,000 principal amount note at maturity.
The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.
Selected Risk Considerations

An investment in the notes involves significant risks.  These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and underlying supplement.
Risks Relating to the Notes Generally
•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —
The notes do not guarantee any return of principal.  If the Final Value is less than the Initial Value by more than 25.00%, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value.  Accordingly, under these circumstances, you will lose more than 25.00% of your principal amount at maturity and could lose all of your principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CONTINGENT DIGITAL RETURN,
regardless of the appreciation of the Index, which may be significant.
•	YOUR ABILITY TO RECEIVE THE CONTINGENT DIGITAL RETURN MAY TERMINATE ON THE OBSERVATION DATE —
If the Final Value is less than the Initial Value, you will not be entitled to receive the Contingent Digital Return at maturity.  Under these circumstances, you may lose more than 25.00% of your principal amount at maturity and could lose all of your principal amount at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —
Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes.  If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —
As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities.  Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements.  As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes.  If these affiliates do not make payments to

PS-3 | Structured Investments Buffered Digital Notes Linked to the S&P 500® Low Volatility High Dividend Index

us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	POTENTIAL CONFLICTS —
We and our affiliates play a variety of roles in connection with the notes.  In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.
•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX AND MAY BE INCLUDED IN THE INDEX,
but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the level of the Index.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE —
If the Final Value is less than the Initial Value by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate, and you will be fully exposed to any depreciation in the Index.
•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN THE INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	THE RISK OF THE CLOSING LEVEL OF THE INDEX FALLING BELOW THE INITIAL VALUE BY MORE THAN THE CONTINGENT BUFFER AMOUNT IS GREATER IF THE VALUE OF THE INDEX IS VOLATILE.
•	LACK OF LIQUIDITY —
The notes will not be listed on any securities exchange.  Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.  You may not be able to sell your notes.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.
•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —
The estimated value of the notes is only an estimate determined by reference to several factors.  The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —
See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —
The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co.  The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —
We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period.
PS-4 | Structured Investments Buffered Digital Notes Linked to the S&P 500® Low Volatility High Dividend Index

Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —
Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the Maturity Date could result in a substantial loss to you.
•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —
The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index.  Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.  See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.
Risks Relating to the Index
•	THE INDEX WAS ESTABLISHED ON SEPTEMBER 17, 2012, AND THEREFORE HAS A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNANTICIPATED WAYS.
•	THERE IS NO ASSURANCE THAT STRATEGY EMPLOYED BY THE INDEX WILL BE SUCCESSFUL —
The Index is designed to measure the performance of the 50 least-volatile high dividend-yielding companies in the S&P 500® Index.  There is, however, no assurance that the Index will exhibit low volatility or provide higher risk-weighted returns than the S&P 500® Index or any other index or strategy.  In addition, although the Index measures the performance of high dividend-yielding companies, the Index is a price return index and, therefore, the return on the Index will not include any dividends paid on the securities that make up the Index.  It is possible that the stock selection methodology of the Index will adversely affect the return of the Index (for example, by providing exposure to stocks that do not perform as well as other stocks with higher volatility or with lower dividend yields) and, consequently, the closing level of the Index and the value of the notes.
•	THE INDEX IS SUBJECT TO CONCENTRATION RISK —
The Index is designed to measure the performance of the 50 least-volatile high dividend-yielding companies in the S&P 500® Index.  Because volatility and dividend yield vary by industry and sector, the Index may be concentrated to a significant degree in securities of issuers located in a single industry or sector or a small number of industries or sectors.  By concentrating its investments in an industry or sector, the Index may face more risks than if it were diversified broadly over numerous industries or sectors.  Accordingly, the Index may be more adversely affected by negative economic, political or regulatory occurrences affecting its constituents and the relevant industries and sectors than a more broadly diversified stock index.
•	DESPITE THE NAME OF THE INDEX, THE INDEX IS A PRICE RETURN INDEX, WHICH MEANS THAT THE RETURN ON THE INDEX WILL NOT INCLUDE ANY DIVIDENDS PAID ON THE SECURITIES THAT MAKE UP THE INDEX.

PS-5 | Structured Investments Buffered Digital Notes Linked to the S&P 500® Low Volatility High Dividend Index

The Index

The Index is designed to measure the performance of the 50 least-volatile high dividend-yielding companies in the S&P 500® Index.  Although the Index measures the performance of high dividend-yielding companies, the Index is a price return index and, therefore, the return on the Index will not include any dividends paid on the securities that make up the Index.  For additional information about the Index, see the information set forth in Annex A to this pricing supplement.
Historical Information
The following graph sets forth the historical performance of the Index based on the weekly closing levels of the Index from September 21, 2012 through June 24, 2016.  The Index was established on September 17, 2012.  The closing level of the Index on June 27, 2016 was 6,091.842.  We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.
The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date.  There can be no assurance that the performance of the Index will result in the return of any of your principal amount.
Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.
Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject

PS-6 | Structured Investments Buffered Digital Notes Linked to the S&P 500® Low Volatility High Dividend Index

to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note. However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as interest) with respect to dispositions occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA to the notes.
Non-U.S. holders should also note that recently promulgated Treasury regulations imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” will not apply to the notes.
The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co.  For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.
The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.
The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates.  Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.
The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits.  See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.
Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by
PS-7 | Structured Investments Buffered Digital Notes Linked to the S&P 500® Low Volatility High Dividend Index

JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary funding rates for structured debt issuances.  This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.
Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Indices” in this pricing supplement for a description of the market exposure provided by the notes.
The original issue price of the notes is equal to the  estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.
Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2016, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2016.
Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
•	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf
•	Underlying supplement no. 1-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012649/crt-dp64909_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf
Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617.  As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-8 | Structured Investments Buffered Digital Notes Linked to the S&P 500® Low Volatility High Dividend Index

Annex A
The S&P 500® Low Volatility High Dividend Index

We have derived all information contained in this pricing supplement regarding the S&P 500® Low Volatility High Dividend Index (the “Low Volatility High Dividend Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification.  This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”).  The Low Volatility High Dividend Index is calculated, maintained and published by S&P Dow Jones.  S&P Dow Jones has no obligation to continue to publish, and may discontinue the publication of, the Low Volatility High Dividend Index.
The Low Volatility High Dividend Index began publishing on September 17, 2012 and has a base date of January 31, 1990 and a base value of 100.00.  The Low Volatility High Dividend Index is reported by Bloomberg, L.P. under the ticker symbol “SP5LVHD.”
The Low Volatility High Dividend Index is designed to measure the performance of the 50 least-volatile high dividend-yielding companies in the S&P 500® Index.  Although the Low Volatility High Yield Index measures the performance of high dividend-yielding companies, it is a price return index and, therefore, the return on the Low Volatility High Dividend Index will not include any dividends paid on the securities that make up the Low Volatility High Dividend Index.
Index Constituent Selection
To be eligible for inclusion in the Low Volatility High Dividend Index, a stock must be a constituent of the S&P 500® Index.  For additional information about the S&P 500® Index, including the methodology for inclusion in the S&P 500® Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.
S&P Dow Jones first selects the stocks to be included in the Low Volatility High Dividend Index and then weights those constituents.  Generally, a stock must have traded on all 252 trading days in the 12 months leading up to the rebalancing reference date to be included in the Low Volatility High Dividend Index.  Some companies may have more than one share class in the S&P 500® Index.  In the Low Volatility High Dividend Index, each company is represented once by the primary listing, which is generally the most liquid share class.  S&P Dow Jones selects the stocks to be included in the Low Volatility High Dividend Index by ranking the stocks in the S&P 500® Index in descending order based on their dividend yield for the prior 12 months.  Dividend yield is calculated by dividing each stock’s dividends per share for the prior 12 months by the stock price as of the rebalancing reference date.  The 75 stocks with the highest dividend yield are selected, with the number of stocks from each Global Industry Classification Standard (“GICS®”) sector capped at 10.  If the number of stocks from a GICS® sector reaches 10, the remaining highest yielding stocks from other sectors are selected until the number of selected stocks reaches 75.  S&P Dow Jones then computes the realized volatility of the prior 252 trading days for those stocks.  Realized volatility is defined as the standard deviation of the stock’s daily price returns over the prior 252 trading days.  Those stocks are then ranked in ascending order based on their realized volatility.  The 50 stocks with the lowest realized volatility form the Low Volatility High Dividend Index.
Index Rebalancing
The Low Volatility High Dividend Index is rebalanced after the close of the last business day of January and July based on market data from the rebalancing reference dates, which are the last business day of December and June, respectively.  The constituents’ shares are calculated using closing prices five business days prior to the rebalancing date as the reference price.  The constituents’ shares are calculated and assigned to each stock to arrive at the weights determined on the rebalancing reference date.  Because the constituents’ shares are assigned based on reference prices prior to rebalancing, the actual weight of each constituent at the rebalancing will differ from these weights due to market movements.
At each rebalancing, modifications are made to stock weights to ensure diversification across individual stocks and sectors.  The weight for each constituent of the Low Volatility High Dividend Index is constrained between 0.05% and 3.0%, and the weight of each GICS® sector is capped at 25%.
Index Calculation and Maintenance
The Low Volatility High Dividend Index is calculated and maintained using the same methodology as the S&P 500® Index.  For additional information about the calculation and maintenance of the S&P 500® Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.

PS-9 | Structured Investments Buffered Digital Notes Linked to the S&P 500® Low Volatility High Dividend Index